UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                AMENDMENT NO. 2
                                      TO

                                SCHEDULE 14D-1
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                              ___________________

                         American Safety Razor Company
                           (Name of Subject Company)

                     J.W. Childs Equity Partners II, L.P.
                        RSA Holdings Corp. of Delaware
                             RSA Acquisition Corp.
                                   (Bidders)


                    Common Stock, $0.01 par value per share
                        (Title of Class of Securities)


                                   029362100
                     (CUSIP Number of Class of Securities)

                                  Adam Suttin
                     J.W. Childs Equity Partners II, L.P.
                              One Federal Street
                               Boston, MA  02110
                                (617) 753-1100
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   Copy to:

                             Mario A. Ponce, Esq.
                          Simpson Thacher & Bartlett

                             425 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 455-2000

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     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on February 22, 1999 and amended and supplemented with an Amendment No. 1 filed on March 19, 1999 (as amended and supplemented, the "Schedule 14D-1"), relating to the offer by RSA Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of RSA Holdings Corp. of Delaware, a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, $0.01 par value per share (the "Shares"), of American Safety Razor Company, a Delaware corporation (the "Company"), at a purchase price of $14.125 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 and amended March 19, 1999 (the Offer to Purchase), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"). RSA Holdings Corp. of Delaware is a wholly owned subsidiary of J.W. Childs Equity Partners II, L.P. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     On April 1, 1999, J.W. Childs Equity Partners II, L.P. issued a press release with the Company announcing that it has extended the period during which the Offer will remain open to 12:00 midnight, New York City time, on Thursday, April 8, 1999. Accordingly, the Expiration Date shall be 12:00 midnight on Friday, April 8, 1999 unless the Offer is further extended. The full text of the press release is set forth in Exhibit 11(a)(10) and is incorporated herein by reference.

Item 10.  Additional Information.

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information provided in this Amendment No. 2 under Item 5 is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented to add the following:

          (a)(10) Press release issued by J.W. Childs Equity Partners II, L.P. and American Safety Razor Company on April 1, 1999.


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                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                               RSA Holdings Corp. of Delaware


                               By: /s/ B. Lane MacDonald
                                    Name: B. Lane MacDonald
                                    Title: Vice President and Secretary

                               RSA Acquisition Corp.


                               By:  /s/ B. Lane MacDonald
                                    Name: B. Lane MacDonald
                                    Title: Vice President and Secretary

                                    J.W. Childs Equity Partners II, L.P.

                                    By: J.W. Childs Advisors II, L.P.
                                        its general partner

                                    By: J.W. Childs Associates, L.P.
                                        its general partner

                                         By: J.W. Childs Associates, Inc.
                                             its general partner

                                         By: /s/  Dana L. Schmaltz
                                              Name: Dana L. Schmaltz
                                              Title: Vice President

Date:     April 2, 1999


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                                 EXHIBIT INDEX


Exhibit                                                                   Page
  No.                             Description                              No.

11(a)(10)        Press release issued by J.W. Childs Equity
                 Partners II, L.P. and American Safety Razor
                 Company on April 1, 1999 . . . . . . . . . . . . . . . . . .



















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                             FOR IMMEDIATE RELEASE


J.W. CHILDS AND AMERICAN SAFETY RAZOR COMPANY EXTEND TENDER OFFERS THROUGH APRIL 8, 1999

                 Verona, Virginia, April 1, 1999--J.W. Childs Equity Partners II, L.P. today announced that RSA Acquisition Corp. has extended the period during which its tender offer for shares of American Safety Razor Company common stock will remain open to 12:00 midnight, New York City Time, on Thursday, April 8, 1999. American Safety Razor Company announced that it has extended the period during which its offer to purchase all of its outstanding 9 7/8% Series B Senior Notes due 2005 will remain open to 5:00 P.M., New York City time, on Thursday, April 8, 1999.
                 As of the close of business on March 31, 1999, approximately
10.1 million shares of American Safety Razor Company common stock had been validly tendered in connection with the equity tender offer and as of March 31, 1999, approximately $9.7 million of Notes had been tendered in connection with the debt tender offer.
                 American Safety Razor Company is the leading manufacturer of private-brand and value-priced shaving blades and razors in the United States. The Company's shaving blade and razor products are sold under retailers' private-brand names as well as American Safety Razor's own brands:
Personna (Registered Trademark), GEM (Registered Trademark), Flicker (Registered Trademark), LegMate (Registered Trademark), Bump Fighter (Registered Trademark), Treet (Registered Trademark), GEM Blue Star (Registered Trademark), Pal (Registered Trademark), MBC (Trademark), and Burma Shave (Trademark). The Company also manufactures cotton swabs, cotton balls and puffs, and foot care items which are sold under retailers' private-brand names as well as its own value-priced brands, Megas (Registered Trademark), ACCO (Registered Trademark), and Crystal (Registered Trademark). The Company is also a leading manufacturer of premium and value-priced blades and bladed hand tools, sold primarily under the Persona (Registered Trademark), American Line (Trademark), and Ardell (Trademark) brand names, as well as bar soaps for the cosmetic/skin care, pharmaceutical, and department store markets. In addition to its consumer products, American Safety Razor manufactures and markets industrial and specialty and medical blades.

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